Exhibit 99.5

   Industry Canada     Industrie Canada

Certificate of Arrangement	Certificat d’arrangement

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Hydrogenics Corporation -	236237-6

Corporation Hydrogénique

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L C S A concernée(s)	Corporation number - Numéro de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the Canada Business Corporations Act.

Je certifie que l’arrangement mentionné dans les clauses d’arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l’article 192 de la Loi canadienne sur les sociétés par actions

October 27, 2009 / le 27 octobre 2009
Richard G Shaw	Date of Arrangement - Date de l’arrangement
Director - Directeur